SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*

                              DYNAMIC REALITY, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   58506H 10 9
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                                 (CUSIP Number)

                              Mr. Mitchell Geisler
                            141 Adelaide Street West
                                   Suite 1004
                        Toronto, Ontario, Canada M5H 3L5
                            Telephone: (416) 628-5251
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                December 18, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 5 Pages
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                                  SCHEDULE 13D


CUSIP No. 58506H 10  9                                     Page 2 of 5 Pages
------------------------                                ------------------------



1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Mitchell Geisler
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                        (b) |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e)                                                                   |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADIAN
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                            7        SOLE VOTING POWER

                                       1,000,000 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                         -0-
         OWNED BY           --------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       1,000,0000 Shares
           WITH            ---------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                             -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000 Shares
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           |X|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.33%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 58506H 10 9                                     Page 3 of 5 Pages
------------------------                                ------------------------

Item 1.                    Securities and Issuer

                  The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Dynamic Reality, Inc. ("Issuer"), a Nevada corporation, whose principal executive offices are located at 4920A Young Street, Toronto, Ontario, Canada M2N 5N5. The name of the Issuer is in the process of being changed to Medstretch Inc.

Item 2.                    Identity and Background

                  This statement is filed on behalf of Mr. Mitchell Geisler (the "Reporting Person"). The Reporting Person's business address is 141 Adelaide Street West, Suite 1004, Toronto, Canada M5H 3L5. The Reporting Person is the President and Chairman of the Board of GL Energy and Exploration, Inc. ("GL"). GL is presently engaged in the exploration of mining prospects with tungsten mineralization located in the western United States. The Reporting Person is a Canadian citizen.

                  The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.                    Source and Amount of Funds or Other Consideration

                  In exchange for $25,000 worth of services rendered by the Reporting Person to the Issuer, the Reporting Person was issued 1,000,000 shares of the Issuer's Common Stock, or one share of Common Stock for each $0.025 worth of services rendered by the Reporting Person.

Item 4.                    Purpose of Transactions

                  The Reporting Person acquired the securities specified in Item 3 above for investment purposes. The Reporting Person may undertake one or more of the actions set forth below.

                  (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time.
                  (b-d)    Not applicable.

                  Except as discussed above, the Reporting Person does not have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, to cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.


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CUSIP No. 58 506 H 10 9                                    Page 4 of 5 Pages
-----------------------                                   ----------------------

Item 5.                    Interest in Securities of the Issuer

                  The Reporting Person is the beneficial owner of 1,000,000 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. This amount excludes 8,000,000 shares of Common Stock held by Dr. Kimberly Partridge, the Reporting Person's spouse and the Issuer's sole director and President and Secretary, of which the Reporting Person disclaims beneficial ownership. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by the Reporting Person's spouse. The Reporting Person beneficially owns 8.33% of the Issuer's outstanding shares of Common Stock (based on 12,000,000 shares of Common Stock outstanding on January 7, 2002, as reflected in the Issuer's Definitive Information Statement on Schedule 14C filed with the SEC on January 7, 2002).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  As described above in Item 3, the Reporting Person was issued 1,000,000 shares of the Issuer's Common Stock in consideration for services rendered to the Issuer.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.


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CUSIP No. 58 506 H 10 9                                    Page 5 of 5 Pages
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 14, 2002

                                                         /s/ Mitchell Geisler
                                                         -----------------------
                                                         Mitchell Geisler